UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of April 2007
Commission File Number 001-32461

PERU COPPER INC.
(Exact name of registrant as specified in its charter)
Suite 1050
625 Howe Street
Vancouver, BC, Canada V6C 2T6
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F: Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-
This report on Form 6-K is hereby incorporated by reference into the registration statement of Peru Copper Inc. (Commission File no. 333-121527), as amended, to the extent not superseded by documents or reports subsequently filed by Peru Copper Inc. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peru Copper Inc.

Date: April 30, 2007	/s/ H. Eric Peitz H. Eric Peitz Chief Financial Officer

Exhibit Index
     The following documents (bearing the exhibit numbers listed below) are furnished herewith and made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit No.	Description

1	Management Information Circular dated March 30, 2007.

2	Notice of Annual and Special Meeting of Shareholders dated March 30, 2007.

3	Form of Proxy.

4	Form of Election to Receive Electronic Delivery of Financial Statements and Annual Report.

Exhibit 1
PERU COPPER INC.
MANAGEMENT INFORMATION CIRCULAR
Solicitation of Proxies
This management information circular is furnished in connection with the solicitation of proxies by the management of Peru Copper Inc. for use at our Annual and Special Meeting of Shareholders (the “Meeting”) to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this management information circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and we may use the services of an outside proxy solicitation agency to solicit proxies. The cost of solicitation will be borne by the Company.
Our board of directors (the “Board”) has fixed the close of business on April 10, 2007 as the record date, being the date for the determination of the registered holders of securities entitled to receive notice of and to vote at the Meeting. Duly completed and executed proxies must be received by our transfer agent at the address indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on May 15, 2007, or no later than 48 hours (excluding Saturdays and holidays) before the time of any adjourned Meeting.
Unless otherwise stated, the information contained in this management information circular is as of March 30, 2007. This management information circular contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “Cdn$”.
Appointment and Revocation of Proxies
The persons named in the enclosed form of proxy are officers and/or directors of the Company. A shareholder desiring to appoint some other person, who need not be a shareholder, to represent him at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of our transfer agent indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on May 15, 2007, or no later than 48 hours (excluding Saturdays and holidays) before the time of any adjourned Meeting.
A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.
A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (40 King Street West, Suite 2100, Toronto, ON M5H 3C2; Attention: Paul M. Stein, Corporate Secretary) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.
Exercise of Discretion by Proxies
The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.
Voting by Non-Registered Shareholders
Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most of our shareholders are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with applicable securities law requirements, we will have distributed copies of the notice of meeting, this management information circular, the form of proxy and the financial statement request form (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.
Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:
(i)	be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with us, c/o Computershare Investor Services Inc., 100 University Avenue, P.O. Box 4572, Toronto, Ontario, M5J 2Y1.
In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven (7) days prior to the Meeting.
Interest of Certain Persons in Matters to be Acted Upon
None of our directors or executive officers who have held such position at any time since January 1, 2006, and none of our proposed nominees for election as directors of the Company, nor any associate or affiliate of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.
Voting Securities and Principal Holders Thereof
As of March 30, 2007, we had 119,339,517 common shares issued and outstanding. Each common share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting has been fixed at April 10, 2007. In accordance with the provisions of the Canada Business Corporations Act (the “CBCA”), we will prepare a list of holders of common shares as of such record date. Each holder of common shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting. All such holders of record of common shares are entitled either to attend and vote in person the common shares held by them or, provided a completed and executed proxy shall have been delivered to our transfer agent within the time specified in the attached Notice of Meeting, to attend and vote at the Meeting by proxy the common shares held by them.
To the knowledge of our directors or executive officers, as of the date hereof, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than 10% of the voting rights attached to any class of our voting securities are as follows:

	Number of	Percentage of
Name	Common Shares	Outstanding Common Shares
Lowell Family Trust UA	15,340,000 (1)	13%

(1)	J. David Lowell, together with his wife, Edith Lowell, are trustees of Lowell Family Trust UA and exercise control and direction over these common shares in such capacity.
Statement of Executive Compensation
For the purposes of this Information Circular, the Company has six “Named Executive Officers”. They are its current and its former Chief Executive Officer, its current and its former Chief Financial Officer and two of the Company’s most highly compensated executive officers other than the CEO and CFO, who were serving as executive officers at December 31, 2006 and whose total salary and bonus amounted to Cdn$150,000 or more.
The following table provides information for our most recently completed financial years ended December 31, 2004, December 31, 2005 and December 31, 2006 regarding compensation paid to or earned by our Named Executive Officers.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
					Securities	Shares or
				Other Annual	Under	Units Subject	LTIP	All Other
Name and Principal		Salary	Bonus	Compensation	Options	to Resale	Payouts	Compensation
Position	Year	($)	($)	($)	Granted (#)	Restrictions	($)	($)
Gerald A. Wolfe (1)	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A
President and Chief
Executive Officer

H. Eric C. Peitz	2006	$83,333	Nil	Nil	450,000	Nil	Nil	Nil
Chief Financial Officer (2)

Charles G. Preble (3)	2006	$166,008	$60,000	$22,000	Nil	Nil	Nil	Nil
Former President and Chief Executive	2005	$138,300	Nil	$23,250	100,000	Nil	Nil	Nil
Officer	2004	$92,400	Nil	Nil	1,800,000	Nil	Nil	Nil

Thomas J. Findley (4)	2006	$98,012	$75,000	Nil	225,000	Nil	Nil	Nil
Former Chief Financial	2005	$135,712	Nil	Nil	450,000	Nil	Nil	Nil
Officer	2004	$83,951	Nil	Nil	750,000	Nil	Nil	Nil

J. David Lowell (5)	2006	$154,063	Nil	$20,000	Nil	Nil	Nil	Nil
Executive Chairman of	2005	$137,500	Nil	$23,250	100,000	Nil	Nil	Nil
the Board	2004	$8,333	Nil	Nil	500,000	Nil	Nil	Nil

Angel Alvarez (6)	2006	$149,985	$50,000	Nil	100,000	Nil	Nil	Nil
Vice President,	2005	$128,760	Nil	Nil	110,000	Nil	Nil	Nil
Exploration	2004	$96,000	Nil	Nil	240,000	Nil	Nil	Nil

(1)	Mr. Wolfe was appointed as President and Chief Executive Officer and as a director of the Company effective January 15, 2007.

(2)	Mr. Peitz was appointed as Chief Financial Officer of the Company effective August 1, 2006.

(3)	Mr. Preble was appointed as President and Chief Executive Officer effective February 24, 2004 and he ceased as President and Chief Financial Officer effective December 31, 2006, but continued as a director of the Company until February 28, 2007. Mr. Preble’s salary amount for 2004 represents salary from the date of our incorporation on February 24, 2004 to December 31, 2004. See also “Compensation of Directors”.

(4)	Mr. Findley was appointed as Chief Financial Officer effective February 24, 2004 and he ceased as Chief Financial Officer of the Company effective July 31, 2006. Mr. Findley’s salary amount for 2004 represents salary from the date of our incorporation on February 24, 2004 to December 31, 2004.

(5)	Mr. Lowell was appointed as Chairman effective February 24, 2004 and Executive Chairman effective June 8, 2004. The Company entered into a consulting agreement with Mr. Lowell on December 1, 2004. See also “Compensation of Directors”.

(6)	Mr. Alvarez was appointed as Vice President, Exploration of the Company effective November 24, 2004.

Stock Options
The following table provides details of stock options granted to the Named Executive Officers during the financial year ended December 31, 2006 pursuant to our share option plan (the “Share Option Plan”).
Option Grants During the Financial Year Ended December 31, 2006

				Market Value of
				Securities
				Underlying
	Securities	% of Total Options		Options on the
	Under Options	Granted in Fiscal	Exercise or Base	Date of Grant
Name	Granted (#)(1)	Year (2)	Price ($/Security)	($/Security)	Expiration Date
H. Eric C. Peitz	450,000	26%	Cdn$4.97	Cdn$4.97	August 10, 2011
Chief Financial Officer

Thomas J. Findley	225,000	13%	Cdn$5.40	Cdn$5.40	Aug. 30, 2006
Former Chief Financial
Officer

Angel Alvarez	100,000	5.8%	Cdn$5.40	Cdn$5.40	May 5, 2010
Vice President,
Exploration

(1)	All stock options are exercisable to acquire common shares of the Company.

(2)	Based on the total number of options granted pursuant to the Share Option Plan during the fiscal year ended December 31, 2006 of 1,721,500.
The following table provides details regarding stock options exercised by the Named Executive Officers during the financial year ended December 31, 2006 and year-end option values.
Aggregated Option Exercises During the Financial Year Ended December 31, 2006
and Year-End Option Values

Value of Unexercised in-the-
		Aggregate	Unexercised Options at		money Options at
	Securities	Value	December 31, 2006		December 31, 2006 (1)
	Acquired on	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Name	Exercise (#)	(Cdn$)	(#)	(#)	(Cdn$)	(Cdn$)
Gerald A. Wolfe	Nil	Nil	Nil	Nil	Nil	Nil
Current President &
Chief Executive Officer

Charles G. Preble	Nil	Nil	1,900,000	Nil	$4,442,640	Nil
Former President &
Chief Executive Officer

H. Eric C. Peitz	Nil	Nil	Nil	450,000	Nil	Nil
Current Chief Financial
Officer

					Value of Unexercised in-the-
		Aggregate	Unexercised Options at		money Options at
	Securities	Value	December 31, 2006		December 31, 2006 (1)
	Acquired on	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Name	Exercise (#)	(Cdn$)	(#)	(#)	(Cdn$)	(Cdn$)
Thomas J. Findley	840,000	$3,133,020	Nil	Nil	Nil	Nil
Former Chief Financial
Officer

J. David Lowell	Nil	Nil	460,000	140,000	$1,076,000	$329,000
Executive Chairman

Angel Alvarez	188,000	$846,283	109,200	152,800	$209,837	$172,704
Vice President,
Exploration

(1)	Value calculated based on the closing price of our common shares on the Toronto Stock Exchange (the “TSX”) on December 29, 2006 of Cdn$3.98, less the exercise price of the in-the-money options. For this calculation, the exercise price of our US$1.40 stock options was converted to Canadian dollars based on the noon exchange rate on the last business day of 2006 being December 29, 2006 which results in Cdn$1.638:US$1.40. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.
Employment Agreements
Agreements with Named Executive Officers (Former) – Charles G. Preble and Thomas J. Findley
We entered into employment agreements with Mr. Charles G. Preble, our former President and Chief Executive Officer of the Company, and Mr. Thomas J. Findley, our former Chief Financial Officer of the Company, each dated as of February 24, 2004. Pursuant to the terms of their employment agreements, each of Messrs. Preble and Findley were entitled to a severance of 36 months’ base salary plus benefits for the earlier of 36 months or until the executive obtains comparable benefits from another source to be paid upon: (a) termination of employment without cause, (b) termination or resignation of employment upon a change of control of the Company (as defined in the agreements), or (c) a material decrease in any duties, powers, rights, discretion, salary or benefits within 6 months after a change of control (each of (a), (b) and (c) herein, collectively referred to as “Termination”).
Mr. Preble’s employment agreement provided for a base salary, to be reviewed annually by the board of directors, plus bonus and benefits as determined, from time to time, by the board of directors and the Compensation Committee, respectively, as applicable. On May 5, 2005, a bonus equal to 50% of his base salary was approved for Mr. Preble. The bonus was contingent upon achieving certain goals and objectives set by management and agreed upon by the Company’s Compensation Committee. Mr. Preble retired as of December 31, 2006 and accordingly ceased as our President and Chief Executive Officer as of that date (“Termination Date”). Pursuant to the terms of his confirmation of retirement, the Company agreed to pay Mr. Preble an amount equal to 18 months of salary within 30 days of his Termination Date. Also commencing on the Termination Date, the Company agreed to pay Mr. Preble for a six month consulting contract with a monthly retainer of U$3,000 based upon an hourly rate of $150 per hour based upon 24 hours minimum per month. In addition, effective upon the Termination Date, all stock options held by Mr. Preble which had not yet vested as of that date immediately vested and all Mr. Preble’s stock options remain exercisable until the earlier of (i) the termination date of such options or (ii) June 30, 2008, being the date which is 18 months from his Termination Date. See “Statement of Executive Compensation” for further details.

Mr. Findley’s employment agreement provided for a base salary, to be reviewed annually by the board of directors, plus bonus and benefits as determined, from time to time, by the board of directors and the Compensation Committee, respectively, as applicable. On May 5, 2005, a bonus equal to 50% of his base salary was approved for Mr. Findley. The bonus was contingent upon achieving certain goals and objectives set by management and agreed upon by the Company’s Compensation Committee. Due to health reasons, Mr. Findley resigned as our Chief Financial Officer effective as of July 31, 2006 but, effective September 1, 2006, the Company agreed to pay Mr. Findley for a two month consulting contract with a monthly retainer of $2,000 based upon an hourly rate of $125 per hour based upon 16 hours minimum per month. Because Mr. Findley remained with the Company in the capacity of a consultant until October 31, 2006, the board of directors and the Compensation Committee elected to extend the termination date of his stock options to October 31, 2006. All stock options held by Mr. Findley which had not vested as of October 31, 2006 were cancelled on such date and were of no further force or effect.
Agreements with Named Executive Officers (Current) – Gerald A. Wolfe and H. Eric C. Peitz
We have entered into an employment agreement dated January 15, 2007 with Gerald A. Wolfe, our current President and Chief Executive Officer. Mr. Wolfe’s employment agreement provides for a base salary, to be reviewed annually by the Board of Directors, plus bonus and benefits as determined, from time to time, by the Board of Directors and the Compensation Committee, respectively, as applicable. Upon termination of the agreement by the Company without just cause or by Mr. Wolfe following a “Triggering Event” (as defined in the agreement) , Mr. Wolfe is entitled to a severance of 12 months’ base salary plus $100,000 in lieu of any benefits, plus accrued but unused vacation. If at any time during the term of the agreement, there is a Change of Control (as defined in the agreement), and within 12 months of such Change of Control (i) the Company gives notice of its intention to terminate the employment of Mr. Wolfe for any reason other than just cause, or (ii) a Triggering Event occurs and within three months after the Triggering Event, Mr. Wolfe elects to terminate the agreement and his employment with the Company, then Mr. Wolfe will be entitled to receive a lump sum equal to 12 months’ base salary plus $100,000 in lieu of any benefits. With respect to stock options, all stock options held by Mr. Wolfe which have not yet vested as of the date of Termination shall immediately vest and all stock options shall then be exercisable until the earlier of (i) the termination date of such options or (ii) the date which is 12 months from the date of Termination, notwithstanding the provisions of any agreement or plan. See “Statement of Executive Compensation”.
We have entered into an employment agreement dated August 1, 2006 with H. Eric C. Peitz, our current Chief Financial Officer. Mr. Peitz’ employment agreement provides for a base salary, to be reviewed annually by the board of directors, plus bonus and benefits as determined, from time to time, by the Board of Directors and the Compensation Committee, respectively, as applicable. Mr. Peitz is entitled to a severance of 36 months’ base salary plus benefits for the earlier of 36 months or until the executive obtains comparable benefits from another source to be paid upon: (a) termination of employment without cause, (b) termination or resignation of employment upon a Change of Control (as defined in the agreement) of the Company, or (c) a material decrease in any duties, powers, rights, discretion, salary or benefits within 6 months after a change of control. With respect to stock options, in the event of a Change of Control, all stock options held by Mr. Peitz which have not yet vested as of the date of termination shall immediately vest and all stock options shall then be exercisable until the earlier of (i) the termination date of such options or (ii) the date which is 36 months from the date of termination, notwithstanding the provisions of any agreement or plan. In the event that termination occurs under circumstances other than a Change of Control, then all stock options held by Mr. Peitz which are vested as of the date of termination shall remain exercisable until the earlier of (i) the termination date of such options or (ii) the date which is 36 months from the date of termination, notwithstanding the provisions of any agreement or plan and any stock options which are not vested in the date of termination shall be cancelled on such date and be of no further force or effect. See “Statement of Executive Compensation”.

Other Agreements with Executive Officers – Thomas G. White
Thomas G. White, the Company’s Vice President of Project Development, is not a “Named Executive Officer” by virtue of the fact that he earned less than Cdn$150,000 in 2006. However, pursuant to an Executive Employment Agreement dated May 22, 2006 between the Company and Mr. White, Mr. White earns a base salary of $17,000 per month ($204,000 annually) plus bonus and benefits as determined, from time to time, by the Board of Directors. The agreement is for a term of two years. If a Change of Control (as defined in the agreement) occurs during Mr. White’s employment, the agreement will immediately terminate and Mr. White will be paid the remainder of his base salary for the remainder of the term of the agreement prorated as of the date of the Change of Control. Any unexercised stock options held by Mr. White shall be exercisable as of the date of the Change of Control, but not thereafter. Under his employment agreement, Mr. White was paid $102,000 in 2006.
Other than as described above, we and our subsidiaries have no compensatory plans or arrangements with respect to the Named Executive Officers that result or will result in a Named Executive Officer being entitled to receive more than Cdn$100,000 from us or our subsidiaries in the event of the resignation, retirement or any other termination of employment of such officers’ employment with the Company or our subsidiaries, a change of control of the Company or our subsidiaries or a change in the Named Executive Officers’ responsibilities following a change of control.
Compensation of Directors
Standard Compensation Arrangements
Each of our directors receives an annual retainer fee of $20,000. Currently, Peru Copper has the following four committees:
Audit Committee
Compensation Committee
Corporate Governance & Nominating Committee
Environmental and Technical Committee
Each committee chairman receives an annual retainer of $8,000, with the exception of the Audit Committee chairman who receives an annual retainer of $12,000. Committee members receive an annual retainer of $2,000, with the exception of Audit Committee members who receive an annual retainer of $4,000. All director and committee retainer fees are paid quarterly.
For the financial year ended December 31, 2006, an aggregate of $236,000 was earned by the directors pursuant to these arrangements and the Company granted stock options to the directors to purchase an aggregate of 300,000 common shares.
In addition, all of our directors are granted stock options to acquire 300,000 common shares of the Company upon their initial election to the Board, in connection with their services on the Board, which options vest in 20% increments beginning six months after issuance.
Other Arrangements
None of our directors were compensated in their capacity as a director by the Company or our subsidiaries during the financial year ended December 31, 2006 pursuant to any other arrangement or in lieu of any standard compensation arrangement other than:
(a)	a one-time special payment was authorized by the Company in November 2006 in the amount of $25,000 to Miguel Grau M. as consideration for the valuable work performed by him on behalf of the Company in connection with the Company’s negotiations with the Peruvian Government and related matters; and

(b)	Dr. Thomas O’Neil was paid $3,600 by the Company in 2006 for consulting services in connection with the Company’s pre-feasibility study.
Compensation for Services
On December 1, 2004, we entered into consulting services agreements with each of Lowell Mineral Exploration, LLC (of which J. David Lowell is Manager), Catherine McLeod-Seltzer and Pathway Capital Ltd. (of which David E. De Witt is President and a director). Ms. McLeod-Seltzer’s agreement provides for a monthly consulting fee of $2,500 and reimbursement of expenses in the amount of Cdn$500 per month. For the year ended December 31, 2006, a total of $30,000 in consulting fees and Cdn$6,000 for reimbursement of expenses was paid to Ms. McLeod-Seltzer pursuant to this agreement. Mr. Lowell’s agreement provides for an annual consulting fee of $100,000 and $3,000 per month reimbursement for expenses. Effective April 1, 2005, this annual consulting fee was increased to $150,000. For the year ended December 31, 2006, a total of $154,063 in consulting fees and $36,000 for reimbursement of expenses was paid to Mr. Lowell pursuant to this agreement. Pathway Capital Ltd.’s agreement provides for a monthly consulting fee of Cdn$6,000 and can be terminated by either party with thirty (30) days written notice. For the year ended December 31, 2006, a total of Cdn$72,000 was paid to Pathway Capital Ltd. pursuant to this agreement.
For the year ended December 31, 2006, we paid $8,674 for legal services to a law firm in which Miguel Grau, a director of the Company, is a partner.
Directors’ and Officers’ Liability Insurance
We have purchased, for the benefit of the Company, our subsidiaries and our directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors and/or officers of the Company or any subsidiary, in an amount commensurate to that held by other issuers of comparable size and maturity to Peru Copper. The current liability limit under the Company’s policy, inclusive of costs of defense, is Cdn$10,000,000.
The Company’s original policy contract period was from June 10, 2005 to June 10, 2006 and, for the first year of that contract, the Company paid a premium in the amount of Cdn$139,750. Effective July 4, 2006, the Company changed its policy carrier and entered into a new directors and officers liability insurance policy. The policy contract period for the new policy is July 4, 2006 to July 4, 2007 and, for the first year of the new contract, the Company paid a premium in the amount of Cdn$200,000. Retentions under the new policy are: (a) for each Claim in respect of a loss resulting from a “Wrongful Act” which a director/officer becomes legally obligated to pay, other than a Securities Claim, the loss for which Peru Copper has granted indemnification to such director/officer — Cdn$250,000; and (b) for each Claim in respect of a loss resulting from a “Wrongful Act” which a director/officer becomes legally obligated to pay arising from a Securities Claim, the loss for which Peru Copper has granted indemnification to such director/officer or, in respect of a loss resulting from a “Wrongful Act” which Peru Copper becomes legally obligated to pay on account of any Securities Claim first made against it — Cdn$500,000.
Composition of the Compensation Committee
Our Compensation Committee is composed of three directors who are neither officers nor employees of the Company or any of its subsidiaries. At December 31, 2006, the members of the Compensation Committee were: George R. Ireland (Chairman), Thomas J. O’Neil and Miguel Grau M. The Compensation Committee held three meetings during the year ended December 31, 2006, of which Mr. Ireland attended three, Dr. O’Neil attended three and Dr. Grau attended two. A former Director, Alan Hill resigned as a director on February 6, 2006 and Miguel Grau M. was appointed as a director and replaced Mr. Hill as a member of our Compensation Committee on February 6, 2006.
Report on Executive Compensation
When determining the compensation of our executive officers, including the Named Executive Officers, our Compensation Committee considers the objectives of: (i) recruiting and retaining the executives critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and our shareholders; (iv)

rewarding performance, both on an individual basis and with respect to the business in general. In order to achieve these objectives, the compensation paid to executive officers consists of the following three components:
(a) base salary;
(b) bonus; and
(c) long-term incentive in the form of stock options granted in accordance with the Share Option Plan.
Base Salary
The base salary of each particular executive officer is determined by an assessment by our Board of such executive’s performance, a consideration of competitive compensation levels in companies similar to us and a review of our performance as a whole and the role such executive officer played in such corporate performance.
Bonus
Bonuses are performance based short-term financial incentives. Bonuses are granted at the discretion of the Compensation Committee and the Board.
Long-Term Incentive
We provide long-term incentive by granting options to executive officers through our Share Option Plan. The options granted permit executives to acquire common shares at an exercise price equal to the closing market price of such shares under option on the trading day immediately preceding the date on which the option was granted. The objective of granting options is to encourage executives to acquire an ownership interest in our Company over a period of time, which acts as a financial incentive for such executive to consider the long-term interests of the Company and its shareholders.
Compensation of Chief Executive Officer
The components of the Chief Executive Officer’s compensation are the same as those which apply to our other senior executive officers, namely base salary, bonus and long-term incentives in the form of stock options. These components were set forth in our employment agreement with Charles C. Preble, our former President and Chief Executive Officer, who ceased in that capacity effective December 31, 2006. For the year ended December 31, 2006, Mr. Preble earned a salary of $166,008 and was paid a bonus of $60,000. The Chairman of our Compensation Committee presents recommendations of the Compensation Committee to the Board with respect to the Chief Executive Officer’s compensation. In setting the Chief Executive Officer’s salary, the Compensation Committee reviews salaries paid to our other senior officers, salaries paid to other chief executive officers in the industry and the Chief Executive Officer’s impact on the achievement of our Company’s objectives for the previous financial year. During the financial year ended December 31, 2006, no options were granted to Mr. Preble under our Share Option Plan. See “Option Grants During the Financial Year Ended December 31, 2006”.

The foregoing report has been submitted by:	George Ireland (Chairman)
Thomas J. O’Neil
Miguel Grau M.
Performance Graph
The following graph compares the yearly percentage change in the cumulative total shareholder return for Cdn$100 invested in common shares of the Company on October 6, 2004 (the date on which the Company’s common shares commenced trading on the TSX) against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Composite Index – Metals & Mining for the period from October 6, 2004 to December 31, 2004 and the fiscal years ended December 31, 2005 and December 31, 2006, assuming the reinvestment of all dividends.

	Oct. 6/04	Dec. 31/04	Dec. 30/05	Dec. 31/06
Peru Copper Inc.	100.00	81.40	187.79	231.40
S&P/TSX Composite Index	100.00	104.69	129.94	152.37
S&P/TSX Composite Index — Metals & Mining	100.00	100.04	124.87	175.28

Securities Authorized for Issuance Under Equity Compensation Plans
The following table provides details of compensation plans under which our equity securities are authorized for issuance as of the financial year ended December 31, 2006.

	Number of securities to	Weighted-average price	Number of securities
	be issued upon exercise	of outstanding options,	remaining available for
	of outstanding options,	warrants and rights (3)	future issuance under equity
Plan Category	warrants and rights (1)	(Cdn$)	compensation plans (2)(4)
Equity compensation plans approved by securityholders	7,040,260 (2)	$2.36	561,317

Equity compensation plans not approved by securityholders	N/A	N/A	N/A

Total	7,040,260	$2.36	561,317

(1)	Represents common shares issuable upon the exercise of stock options.

(2)	100,000 options were cancelled during the year ended December 31, 2004 following the resignation of one of our advisory committee members, which options became available for grant again under our Share Option Plan. In additional, an aggregate of 359,500 options were cancelled during the year ended December 31, 2005 following the resignation of one of our directors and various Peruvian employees, which options became available for grant again under our Share Option Plan. In addition, a further 840,460 options were cancelled during the year ended December 31, 2006 following the resignation of one of our directors, the resignation of one of our officers and the resignation of various Peruvian employees, which options became available for grant again under our Share Option Plan.

(3)	For this calculation, the exercise price of our US$1.40 stock options was converted to Canadian dollars based on an average exchange rate for the period of Cdn$1.17:US$1.00.

(4)	Based on the maximum number of common shares reserved for issuance upon the exercise of stock options under our Share Option Plan of 8,955,357.

Security Based Compensation Arrangements
Share Option Plan
Our current Share Option Plan, effective as of February 24, 2004, received TSX approval and deemed disinterested shareholder approval through the completion of our initial public offering in October 2004.
The Share Option Plan is designed to advance the interests of the Company by encouraging eligible participants, being employees, officers, directors and consultants, to have equity participation in our Company through the acquisition of common shares. The aggregate maximum number of common shares that are issuable pursuant to the Share Option Plan is currently 8,955,357, representing approximately 7.5% of our current issued and outstanding Common Shares. We currently have an aggregate of 7,540,260 options issued, representing approximately 6.3% of our issued and outstanding common shares, and there remains available 61,317 options available for grant, representing approximately 0.05% of our issued and outstanding common shares. Under the terms of the Share Option Plan, the maximum number of common shares which may be reserved for issuance to any one person is 5% of our issued and outstanding common shares, the maximum number of common shares which may be reserved for issuance to any one insider of the Company, and his or her associates, within a one-year period is 5% of our issued and outstanding shares and the maximum number of common shares which may be reserved for issuance to insiders as a group within a one-year period is 10% of our issued and outstanding common shares. All options granted under our Share Option Plan have an exercise price of not less than the closing price of the common shares on the TSX on the trading day on which the option is granted, and are exercisable for a period not to exceed ten years. The vesting of options is at the discretion of our Board, and the standard vesting provisions governing our outstanding stock options is equal 20% increments every six months following the date of issuance. All options are non-transferable and non-assignable. Under the terms of our Share Option Plan, in the event of the termination for cause or otherwise (including retirement) of an eligible participant under our Share Option Plan, each option held ceases to be exercisable within a period of 30 days after termination, as the case may be, or such longer period as our Board may determine, provided that no option shall remain outstanding for longer than 36 months following termination (other than in the case of a non-executive director, who has 12 months following termination) or the expiry date of such option. Upon death of an eligible participant, the legal representative of such participant is entitled exercise his or her options within a period after the date of death as determined by our Board, provided that no option will remain exercisable for longer than 12 months following death or the expiry date of the options. In all cases, unless the Board determines otherwise, only that portion of options that has vested by termination are exercisable. Our Share Option Plan does not provide the Company with any ability or provision to transform a stock option into a stock appreciation right involving an issuance of common shares. The Board may amend, suspend or terminate the Share Option Plan or any portion of the plan at any time in accordance with applicable legislation, and subject to any required regulatory or shareholder approval, provided that, subject provisions outlined for certain corporate events, no amendment, suspension or termination will alter or impair an eligible participant’s previously granted options or rights under the Share Option Plan without such participant’s consent.
Please refer to “Particulars of Matters to be Acted Upon – Approval of Amendments to Share Option Plan” for information concerning action to be taken at the Meeting in connection with certain proposed amendments to be made to our Share Option Plan to bring it into compliance with current Toronto Stock Exchange policies and guidelines. In addition, Management is requesting shareholder approval to its proposal to increase the aggregate maximum number of common shares issuable pursuant to the Share Option Plan by 2,978,595 from 8,955,357 to 11,933,952, representing approximately 10% of our current issued and outstanding common shares.
Corporate Governance Practices
National Policy 58-201 entitled “Corporate Governance Guidelines” (“NP 58-201”) sets out guidelines for effective corporate governance. These guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance. National Instrument 58-101 entitled

“Disclosure of Corporate Governance Practices” (“NI 58-101”) requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors, specified disclosure of the corporate governance practices must be included in its management information circular.
The Company and Board recognize the importance of corporate governance to the effective management of our Company and to the protection of our employees and shareholders. Our approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board of Directors fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.
Our corporate governance practices have been and continue to be in compliance with applicable Canadian and United States requirements. We continue to monitor developments in Canada and the United States with a view to further revising our governance policies and practices, as appropriate.
The Board of Directors has considered the guidelines set out in NP 58-201 and believes that its approach to corporate governance is appropriate and works effectively for the Company and its shareholders. The following is a description of our corporate governance practices which has been prepared by the Corporate Governance and Nominating Committee of the Board and has been approved by the Board.
The Board of Directors
The majority of the members of our Board of Directors are independent within the meaning of NI 58-101 and hold regularly scheduled meetings. Although Messrs. Lowell (Executive Chairman of the Board) and Wolfe (President and Chief Executive Officer) are not independent as they are also officers of the Company, the Board ensures independent functioning through a majority of independent directors.
The role of our Executive Chairman of the Board is to chair all meetings of the Board in a manner that promotes meaningful discussion, and to provide leadership to the Board to enhance the Board’s effectiveness in meeting its responsibilities. The Executive Chairman’s responsibilities include, without limitation, ensuring that the Board of Directors works together as a cohesive team with open communication; working together with the Corporate Governance and Nominating Committee to ensure that a process is in place by which the effectiveness of the Board, its committees and its individual directors can be evaluated on a regular basis. The Executive Chairman also acts as a liason between the Board and management to ensure that the relationship between the Board and management is professional and constructive and ensures that the allocation of responsibilities and the boundaries between Board and management are clearly understood.
Mr. Lowell was appointed as our Executive Chairman of the Board effective June 8, 2004. Following a review of current corporate governance policies and practices, our Corporate Governance and Nominating Committee has recommended to the Board of Directors that, following the close of the Company’s Meeting, Mr. Lowell be re-appointed as non-executive Chairman of the Board in order to separate all executive management duties from the role of Chairman of the Board, thereby bringing the composition of the Board of Directors in line with the suggested corporate governance guidelines set out in NP 58-201.
The independent directors meet without management to review the business operations, corporate governance and financial results of the Company. During the fiscal year ended December 31, 2006, the Board of Directors held ten formal meetings, of which Mr. Lowell attended all ten, Mr. Preble attended all ten, Mr. De Witt attended all ten, Ms. McLeod-Seltzer attended eight, Mr. Fairchild attended nine, Mr. Ireland attended six, Mr. Renzoni attended all ten, Dr. O’Neil attended nine and Dr. Grau attended seven. Alan Hill resigned as a director of our Company on February 6, 2006 and Miguel Grau M. was appointed to the Board as Mr. Hill’s replacement on that date.

Certain of our current directors are also presently directors of the following other reporting issuers:

Director Name	Directorships with Other Reporting Issuers

Catherine E. McLeod-Seltzer	Pacific Rim Mining Corp. Miramar Mining Corporation Bear Creek Mining Corporation Stornoway Diamond Corporation Kinross Gold Corporation

Carl L. Renzoni	Meridian Gold Inc. International Molybdenum plc

George R. Ireland	Uranium Resources, Inc. Geoinformatics Exploration Inc.

Thomas J. O’Neil	Fording (GP) ULC

David E. De Witt	Bear Creek Mining Corporation Full Metal Minerals Ltd. Galway Resources Ltd. Nautilus Minerals Inc.

Miguel Grau M.	Bear Creek Mining Corporation Vena Resources Inc.
Board Mandate
Our Board of Directors is responsible for the general supervision of the management of the business. The Board of Directors discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Corporate Governance and Nominating Committee, the Compensation Committee and the Environmental and Technical Committee.
A copy of the Charter of the Board of Directors, setting out its mandate, responsibilities and the duties of its members is attached hereto as Schedule “A”.
Position Descriptions
Written position descriptions have been developed by the Board of Directors for the Executive Chairman of the Board of Directors and the Chair of each of the Board’s committees. The Board, together with our Chief Executive Officer, has also developed a written position description for the Chief Executive Officer.
In anticipation of the re-appointment by the Board of Mr. Lowell as non-executive Chairman of the Board following the Meeting, a written position description for the role of non-executive Chairman has been developed by the Board of Directors.
Orientation and Continuing Education
The measures that the Board of Directors takes in connection with orienting new Board members regarding the role of the Board, its directors, the committees of the Board and the nature and operation of the Company’s business include providing each new member with information concerning the role and responsibilities of a public company director, providing new members with a complete set of the Company’s charters, policies and procedures and discussing with new members the Company’s operations including possible site visits to our mineral properties.

With respect to providing continuing education for our directors, the Board ensures that all directors are kept apprised of changes in the Company’s operations and business, changes in the regulatory environment affecting our day to day business both within Canada and within the foreign jurisdictions in which we maintain properties and changes in their roles as directors of a public company.
The Corporate Governance and Nominating Committee also considers orientation and continuing education for Board members and makes recommends to the Board of Directors from time to time regarding same.
Code of Business Conduct and Ethics
The Board of Directors has adopted a Code of Business Conduct and Ethics for its directors, officers and employees, and it monitors compliance with the Code by ensuring all directors, officers and employees receive and become thoroughly familiar with the Company’s Code of Business Conduct and Ethics; asking, from time to time, for verification (written or otherwise) from directors, officers and employees that they understand and are in compliance with the Code; and ensuring that directors, officers and employees inform the Company’s Chief Risk Officer or other appropriate person of any non-compliance with the Code. In addition, the Board conducts regular audits to test compliance with the Code. A copy of our Code of Business Conduct and Ethics may be accessed on our website at www.perucopper.com or through SEDAR at www.sedar.com.
The Board of Directors takes steps to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer of the Company has a material interest, which include ensuring that directors and officers are thoroughly familiar with our Code of Business Conduct and Ethics and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from the Company’s Chief Risk Officer regarding any potential conflicts of interest.
The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to employees, officers and directors to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct.
Nomination of Directors
The Board of Directors, together with its Corporate Governance and Nominating Committee which is composed entirely of independent directors, is responsible for identifying new candidates for nomination to the Board. The process by which the Board identifies new candidates is through recommendations of the Corporate Governance and Nominating Committee whose responsibility it is to establish qualification and procedures to identify new candidates based on corporate law and regulatory requirements as well as relevant education and experience related to our business.
The Corporate Governance and Nominating Committee’s responsibilities include annually reviewing the charters of the Board of Directors and the Corporate Governance and Nominating Committee; assisting the Executive Chairman of the Board of Directors in carrying out his responsibilities; considering and, if thought fit, approving requests from directors or committee members for the engagement of special advisors from time to time; preparing and recommending to the Board of Directors a set of corporate governance guidelines, a Code of Business Conduct and Ethics and annually a “Statement of Corporate Governance Practices” to be included in our management information circular; meeting with our external corporate counsel to discuss our corporate governance policies and practices; recommending procedures to permit the Board of Directors to meet on a regular basis without management present; assisting the Board of Directors by identifying individuals qualified to become Board members and members of Board committees; leading the Board of Directors in its annual review of the Board’s performance; and assisting the Board of Directors in monitoring compliance by the Company with legal and regulatory requirements.
The members of the Corporate Governance and Nominating Committee are Messrs. Carl L. Renzoni (Chairman), George F. Ireland and John P. Fairchild. The Committee held three meetings during the year ended December 31, 2006, of which Mr. Renzoni attended three, Mr. Ireland attended one, and Mr. Fairchild attended three.
Compensation
The Board of Directors, together with its Compensation Committee which is composed entirely of independent directors, among other things, determines appropriate compensation for our directors and executive officers. The process by which appropriate compensation is determined is through periodic and annual reports from the Compensation Committee on the Company’s overall compensation and benefits philosophies, which are established based, in part, on a review of peer group and mining industry compensation data. The reports describe processes undertaken by the committee to weight factors and target levels in determining executive compensation.
The Compensation Committee’s responsibilities include reviewing and making recommendations to the directors regarding any equity or other compensation plan and regarding the total compensation package of the executive officers, including the Chief Executive Officer and the Chief Financial Officer. The Compensation Committee is also responsible for reviewing the performance of the Chief Executive Officer and the Chief Financial Officer and evaluating their total compensation annually in relation to their performance against pre-established goals and strategies.
For the composition of this Committee and meeting attendance of its members for the year ended December 31, 2006, please refer to “Composition of the Compensation Committee” above.
Audit Committee
Information regarding the Company’s Audit Committee is contained in our Annual Information Form dated March 30, 2007 under the heading “Audit Committee”, and a copy of the Audit Committee charter is attached to our Annual Information Form as Schedule “A” thereto. Our Annual Information Form is available on SEDAR at www.sedar.com.
Environmental and Technical Committee
The Board of Directors also has an Environmental and Technical Committee, which is comprised of two independent directors, being Thomas J. O’Neil (Chairman) and Dr. Miguel Grau M. Our former President and Chief Executive Officer, Charles G. Preble was also a member of this committee until his resignation as a director of our Company on February 28, 2007.
The Board of Directors, together with its Environmental and Technical Committee, is responsible for overseeing the development and implementation of appropriate policies and management systems for the Company relating to environmental matters and technical matters relating to the exploration and development of the Toromocho project and any other projects of the Company.
Board Assessments
Our Board of Directors, its committees and its individual directors are assessed regularly, at least on an annual basis, as to their effectiveness and contribution. The process by which such assessments are made is through questionnaires developed by the Board and its Corporate Governance and Nominating Committee, which are distributed to each director and/or committee member for review and completion each year. In addition, the Executive Chairman of the Board and the Chair of each committee encourages discussion amongst the Board or the committee, as the case may be, as to their evaluation of their own effectiveness over the course of the year. All directors and/or committee members are free to make suggestions for improvement of the practice of the Board and/or its committees at any time and are encouraged to do so.
The Corporate Governance and Nominating Committee is responsible for reviewing with the Board, on an annual basis, the requisite skills and characteristics of prospective board members as well as the composition of the Board as a whole. This assessment will include each member’s contribution, qualification as independent, as well as consideration of diversity, age, skills and experience in the context of the needs of the Board.

Indebtedness of Directors and Executive Officers
None of our current or former directors, executive officers or employees, nor any associate of such director or executive officer is as at the date hereof, or has been, during the financial year ended December 31, 2006, indebted to the Company or any of our subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of our subsidiaries.
Interest of Informed Persons in Material Transactions
Other than as described below and elsewhere in this management information circular, since the commencement of our most recently completed financial year, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or Board nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of our subsidiaries.
The Company entered into a management services agreement with Pathway Capital Ltd., of which David E. De Witt is a director and President, as of November 1, 2004, pursuant to which we receive certain management services, including, but not limited to, secretarial services, general administrative and shareholder services from Pathway Capital. The management services agreement provides for hourly reimbursements for certain specified staff and reimbursement of out-of-pocket expenses, including Cdn$1,250 per month attributable to overhead, which includes office space. For the year ended December 31, 2006, a total of $133,647 was paid to Pathway Capital Ltd. pursuant to the management services agreement.
In June 2004, we entered into a sublease arrangement for an apartment owned by Charles Preble, our former President and Chief Executive Officer, at a monthly lease rate of $800, which is based on prevailing market rents for similar apartments in the area. The apartment is located in Lima, Peru and has been sublet for use by J. David Lowell and another one of our co-founders. For the year ended December 31, 2006, we paid approximately $9,600 to Mr. Preble under this sublease.
See also “Compensation of Directors” – “Compensation for Services”.
Election of Directors
Our Articles of Incorporation and the CBCA provide that the Board consist of a minimum of three (3) and a maximum of ten (10) directors. The Board currently consists of nine (9) directors. At the Meeting, the nine (9) persons named hereunder will be proposed for election as directors of the Company. Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of each of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve.
The following table sets forth the name, province or state and country of residence, present principal occupation, business or employment, the period(s) during which each has served as a director of our Company and number of common shares beneficially owned by each nominee for election as a director of the Company. The statement as to the common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned and is as at March 31, 2005. Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his or her election unless his office is earlier vacated in accordance with our By-Laws.

Number of Common
Shares Beneficially
Owned, Directly or
	Principal Occupation,	Period(s) Served as a	Indirectly or Over Which
Name and Province/State	Business or	Director of	Control or Direction
and Country of Residence	Employment	the Company	is Exercised
J. David Lowell	Executive Chairman of	February 24, 2004 to present	15,340,000 (6)
Arizona, United States	the Company (9)

Gerald A. Wolfe	President and Chief	January 15, 2007 to present	Nil
Lima, Peru	Executive Officer of the
Company

David E. De Witt	President of Pathway	November 24, 2004 to present(5)	2,800,001 (7)
British Columbia, Canada	Capital Ltd., a private
venture capital company

Catherine McLeod-Seltzer	Chairman & Director of	February 24, 2004 to present	4,300,000
British Columbia, Canada	Pacific Rim Mining Corp.,
a public resource
company

Carl L. Renzoni (1) (3)	Retired; independent
Ontario, Canada	contractor currently	June 8, 2004	10,000
serving as a director of
Peru Copper, Meridian
Gold Inc. and
International Molydenum
plc

George F. Ireland (1) (2) (3)	President of GRI
Massachusetts, United States	Holdings LLC, a private	May 12, 2004 to present	1,411,310 (8)
investment company

John P. Fairchild (1) (3)	Independent contractor	November 24, 2004 to present	15,000
British Columbia, Canada	currently serving as a
director of Peru Copper

Thomas J. O’Neil (2) (4)	Retired; independent	February 8, 2005 to present	Nil
Arizona, United States	contractor currently
serving as a director of
Peru Copper and Fording
(GP) ULC

Miguel Grau M. (2) (4)	Lawyer; Partner in	February 6, 2006 to present	Nil
Lima, Peru	Estudio Grau, Abogados,
a law firm in Lima, Peru

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Corporate Governance and Nominating Committee.

(4)	Member of the Environmental and Technical Committee

(5)	Mr. De Witt also served as a director of the Company between February 24, 2004 and June 8, 2004.

(6)	Mr. Lowell and his wife, Edith Lowell, exercise control and direction over these shares in their capacity as trustees of the Lowell Family Trust UA, which is the direct holder of these shares.

(7)	Mr. De Witt exercises control and direction over these shares through Fisherking Holdings Ltd., a private company controlled by Mr. De Witt. Mr. De Witt holds one share directly in connection with the incorporation of our Company.

(8)	Mr. Ireland holds 60,610 of these shares directly and exercises control and direction over the balance through various holding companies.

(9)	Mr. Lowell was appointed as our non-executive Chairman of the Board effective February 24, 2004 and as Executive Chairman effective June 8, 2004. The Corporate Governance and Nominating Committee has recommended to the Board of Directors that, following the close of the Meeting, the Board appoint Mr. Lowell as non-executive Chairman of our Board. See “Corporate Governance Practices – The Board of Directors”.

The principal occupations, businesses or employments of each of our directors during the past five years are disclosed in the brief biographies set forth below.
J. David Lowell — Executive Chairman and Director. Mr. Lowell co-founded Minera Peru Copper, S.A. in Peru in April 2003 and Peru Copper Syndicate Ltd. in the Cayman Islands in April 2003. In February 2004, Mr. Lowell co-founded Peru Copper Inc. in Canada. Mr. Lowell was our non-executive Chairman of the Board from February 24, 2004 to June 8, 2004, when he was appointed Executive Chairman of the Board. From April 2003 through June 2005, Mr. Lowell also served as Chairman of Bear Creek Mining Corporation. In January 1992, Mr. Lowell organized the Arequipa exploration project in Peru which he funded during the first year. In 1993 Arequipa Resources Ltd was co-founded with Catherine McLeod-Seltzer and he served as Chairman and Exploration Manager until August 1996, when Arequipa, including the Pierina gold discovery, was acquired by Barrick Gold Corporation. During most of his career Mr. Lowell has been a consultant working for more than 100 companies and national governments including 88 large multinational companies. He is the Manager of Lowell Mineral Exploration LLC a private consulting and mineral exploration company he founded in 1961. Mr. Lowell received a Bachelor of Science degree in Mining Engineering in 1949 and an Engineer of Geology degree in 1959 from the University of Arizona and a Masters of Science degree in Geology from Stanford University in 1957. He is a citizen and resident of the United States.
Gerald A. Wolfe — President, Chief Executive Officer and Director. Mr. Wolfe joined us as our President and Chief Executive Officer and as a Director on January 15, 2007. From June of 2003 to December of 2006, Mr. Wolfe was the Vice President of Operations and the President and chief Executive Officer of Compañia Minera Antamina in Lima, Peru, a large producer of copper and zinc located in the central Andes of Peru. From May of 2000 to May of 2003, Mr. Wolfe was the General Manager for Minera Lomas Bayas in Antofagasta, Chile, a producer of copper cathode using heap leach SX/EW. From January of 1998 to April of 2000, Mr. Wolfe held a number of positions with Boliden Limited, including Group Manager, Mining Operations, General Manager – Technology and Development and General Manager – Projects. Boliden Limited operated several mines in Sweden, Canada, Spain and Chile. From November of 1995 to December of 1997, Mr. Wolfe was the General Manager – Projects for Westmin Limited, a British Columbia based mining company. Mr. Wolfe received a Bachelor of Science degree in Engineering from Queen’s University in 1979. Mr. Wolfe is a citizen of Canada and a resident of Peru.
David E. De Witt — Director, Vice President of Corporate Development. Mr. De Witt was a co-founder of our Company and a director until June of 2004. He rejoined our Board of Directors in November 2004 and was also appointed as our Vice President of Corporate Development at that time. Mr. De Witt is the Chairman and a director of Pathway Capital Ltd., a private venture capital company, which was founded in September 2004. From January 1997 to September 2004, he was a co-founder and director of Pacific Source Capital Ltd., also a private venture capital company. Mr. De Witt was a founding partner of De Witt Sedun, a law firm focused exclusively on securities law, from October 1992 to January 1997 and practiced corporate and securities law until his retirement from practice in 1997. He is currently a director and/or officer of the following reporting companies: Bear Creek Mining Corporation (since April 2003), Full Metal Minerals Ltd. (since May 2004), Nautilus Minerals Inc. (since May 2006), and Galway Resources Ltd. (since August 2004). He was a director and officer of Luna Gold Corp. (as a director from May 1997 to June 2005 and as an officer from July 1999 to June 2004). Mr. De Witt was also a director of Pacific Rim Mining Corp. from August 1998 to March 2003 and the Secretary of Geologix Explorations Inc. from August 1998 to January 1999 and its Chief Financial Officer from August 1998 to September 2003. Mr. De Witt graduated from the University of British Columbia with a Bachelor of Commerce degree in 1975 and a Bachelor of Law degree in 1978. Mr. De Witt is a citizen and resident of Canada.
Catherine E. McLeod-Seltzer — Director. Ms. McLeod-Seltzer co-founded Minera Peru Copper S.A. in Peru in April 2003 and was elected a director of the Company in February 2004. Ms. McLeod-Seltzer currently holds positions with the following public mining companies: Chairman and a director of Pacific Rim Mining Corp., which position she has held since April 1997; Co-Chairman and a director of Stornoway Diamond Corporation, which position she has held since November 11, 2001; Chairman of Bear Creek Mining Corporation which position she has held since May 2005; and a director of each of Bear Creek Mining Corporation since April 2000, Miramar Mining since March 2001 and Kinross Gold Corporation since October 2005. Ms. McLeod-Seltzer also served as a director of Francisco Gold Corp.

from July 1993 to October 2002. In 1993, Ms. McLeod-Seltzer co-founded Arequipa Resources Ltd. with J. David Lowell, and acted as President and Chief Executive Officer of Arequipa Resources Ltd., until 1996, when the company was acquired by Barrick Gold Corp. Ms. McLeod-Seltzer received a Bachelor of Business Administration degree from Trinity Western University in British Columbia in 1984. Ms. McLeod-Seltzer is a citizen and resident of Canada.
Carl L. Renzoni — Director. Mr. Renzoni joined our Company in June 2004. Mr. Renzoni was an investment banker at BMO Nesbitt Burns Inc. from June 1969 and more recently a Managing Director until his retirement in November 2001. Mr. Renzoni is also a director of Meridian Gold Inc., a gold mining and exploration company with operations in Chile and the Americas, which position he has held since May 2000. Meridian is based in Reno, Nevada and is listed on the New York Stock Exchange and the Toronto Stock Exchange. He is also a director of International Molybdenum plc, a British molybdenum exploration company with operations in Greenland, which position he has held since May of 2005. International Molybdenum plc is listed on the AIM Exchange. Mr. Renzoni received an Honours Bachelor of Science degree in Geology from Queen’s University in Kingston, Ontario in 1963. Mr. Renzoni is a citizen and resident of Canada.
George R. Ireland — Director. Mr. Ireland joined us in May 2004. Mr. Ireland is President of GRI Holdings LLC, an investment management company which manages Ring Partners L.P., a Colorado limited partnership, Geologic Resource Fund Ltd., a Grand Cayman investment company, and Geologic Resource Fund L.P., a Delaware Limited Partnership, which position he has held since June 2000. Prior to such time, Mr. Ireland was an analyst at Knott Partners L.P., a Delaware limited partnership, since May 1993. Mr. Ireland has also been a director of Uranium Resources, Inc. since June 1995. He is also a director of Geoinformatics Exploration Inc., a science and technology company, which position he has held since November 2005. Geoinformatics is listed on the TSX Venture Exchange and its head office is in Toronto. Mr. Ireland received a Bachelor of Science degree in Resource Economics and Geology from the University of Michigan in 1980. Mr. Ireland is a citizen and resident of the United States.
John P. Fairchild — Director. Mr. Fairchild was elected a director of the Company in November 2004. Since November 2003, Mr. Fairchild has been employed as an independent contractor and served as Chief Financial Officer of Viceroy Exploration Ltd., a Canadian public mineral exploration company from March 15, 2004 until his resignation on November 30, 2006 as a result of the takeover of Viceroy by Yamana Gold Inc. From 1994 to November 2003, Mr. Fairchild served as Chief Financial Officer and Corporate Secretary of SIRIT Inc., a Canadian public company and its predecessor entities. From 1980 to 1994, Mr. Fairchild served as an audit partner of Coopers & Lybrand (now PricewaterhouseCoopers LLP). Mr. Fairchild graduated from Carleton University in Ottawa, Ontario with a B.A. in Mathematics and Economics in 1965 and has been a Chartered Accountant since 1968. Mr. Fairchild is a citizen and resident of Canada.
Thomas J. O’Neil — Director. Dr. O’Neil joined the Company in February 2005 and brings to the Board over 35 years of experience in mineral economics, and mine development and operations. Dr. O’Neil was a director of the Mineral Information Institute from July 2001 to August 2005 and has been a director of Fording (GP) ULC since December 2003. From January 2000 to July 2003, Dr. O’Neil was President and Chief Operating Officer of Cleveland-Cliffs Inc. From December 2000 to December 2001, Dr. O’Neil was a director of Homestake Mining Co. From September 1968 to June 1981, Dr. O’Neil served on the faculty at the University of Arizona, in the Department of Mining and Geological Engineering; and from September 1972 to September 1980, Dr. O’Neil was the head of the Department of Mining and Geological Engineering there. Dr. O’Neil was elected to the National Academy of Engineering in 1999 and was inducted to the Southwest Mining Hall of Fame in 2003. In addition, Dr. O’Neil served as the 2003 President of The Society for Mining, Metallurgy and Exploration (SME). Dr. O’Neil received a Bachelor of Science degree in Mining Engineering from Lehigh University in 1962, a Master of Science degree from Pennsylvania State University in 1966, and a Ph.D. in Mining Engineering from the University of Arizona in 1972. Dr. O’Neil is a citizen and resident of the United States.
Miguel Grau M. – Director. Dr. Grau joined the Company in February 2006. He has been a partner in the Lima, Peru law firm of Estudio Grau, Abogados, since 1978, with a practice focused on mining, oil and gas, foreign investment and corporate and commercial law. Dr. Grau also serves as a director of Bear Creek Mining Corporation, which position he has held since May 2003 and a director of Vena Resources Inc., a Canadian public mineral exploration company with a focus on Peru, which position he has held since May 2005. From March 1996 until December 2005, Dr. Grau served as a director of Compania Minera Antamina S.A., a public Peruvian copper producer. From March 2000 to March 2002, he served as chairman and a director of Compania Minera Milpo S.A.A., a public Peruvian mining company. Dr. Grau graduated from San Marcos University in Lima in 1968 with a bachelor degree in law. Dr. Grau is a citizen and resident of Peru.
Appointment of Auditors
Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company until the close of our next annual meeting of shareholders and to authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP were first appointed as our auditors as of February 24, 2004, upon incorporation of the Company.
Particulars of Matters to be Acted Upon
Approval of Amendments to Share Option Plan
Shareholders are being asked to approve a resolution authorizing: (i) an amendment to the insider participation provisions of the Share Option Plan; (ii) an automatic extension of an option term where the term of that option would otherwise have expired during a trading blackout period imposed by the Company; and (iii) an amendment to the provisions concerning amendments and modifications to the Share Option Plan, as more particularly described below.
The nature of the Company’s business gives rise to a number of periods each year during which directors, officers and employees are precluded from trading in the securities of the Company in accordance with insider trading policies of the Company. These periods are referred to as “blackout periods”. In accordance with a staff notice published by the Toronto Stock Exchange, the Company has determined that it would be preferable to provide for an automatic extension of an option term that would otherwise have expired during, or within two days of, a blackout period imposed by the Company. In such circumstances, the expiry of the term of such option shall be the tenth business day following the end of the blackout period. This amendment is included at subsection 2.2(b) of the Share Option Plan and is set out below.
In addition, the current maximum number of common shares issuable upon the exercise of stock options granted under the Company’s Share Option Plan is 8,955,357, representing approximately 7.5% of the Company’s current issued and outstanding share capital. Shareholders are being asked to authorize and approve a resolution authorizing an amendment to the Share Option Plan to (i) increase the maximum number of Common Shares issuable upon exercise of options granted thereunder by 2,978,595 from 8,955,357 to 11,933,952 Common Shares, representing approximately 10% of the current number of issued and outstanding common shares of the Company. Management of the Company believes that the proportion of the number of Common Shares issuable under the Share Option Plan under the proposed increase relative to the number of issued and outstanding Common Shares is within a competitive range in its industry.
Other than as stated herein, all of the other provisions of the share option plan shall remain as is in full force and effect. The Board has approved all of the amendments to the share option plan, subject to shareholder and stock exchange approvals.
Management of the Company recommends that shareholders vote for the approval of the resolutions to amend the Plan set forth below. Management consider the amendments to the share option plan to be appropriate and in the best interests of the Company.
To be effective, the following resolutions must be passed by a majority of the votes cast by the shareholders, either present in person or represented by proxy at the Meeting. Unless otherwise indicated, the person designated as proxyholder in the accompanying form of proxy will vote the shares represented by such form of proxy for the resolutions to amend the share option plan.

“BE IT RESOLVED THAT:
The Share Option Plan of the Company be amended as follows:
1.	the Share Option Plan of the Company be and is hereby amended to provide in subsection 2.2(b), for an automatic extension of an option term that would otherwise have expired during or within two days of a trading blackout period imposed by the Company such that the expiry of the term of such option shall be the tenth business day following the end of such blackout period;

2.	the number of securities issuable to Insiders, at any time, under all security based compensation arrangements, shall not exceed 10% of the issued and outstanding securities of the Company and that the number of securities issued to Insiders, within any one-year period, under all security based compensation arrangements, shall not exceed 10% of the issued and outstanding securities of the Company;

3.	the text under subsection 3.5 of the Share Option Plan be deleted in its entirety and replaced with the following:
“Subject to the requisite shareholder and regulatory approvals set forth under subparagraphs (a) and (b) below, the Board, or the Compensation Committee of the Board, may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time provided however that no such right may, without the consent of the Participant, in any manner adversely affect his rights under any Option theretofore granted under the Plan.
(a)	The Board may, subject to receipt of requisite shareholder and regulatory approval, make the following amendments to the Plan:
(i)	any amendment to the number of securities issuable under the Plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by shareholders will not require additional shareholder approval;

(ii)	any change to the definition of “Participants” which would have the potential of narrowing or broadening or increasing Insider participation;

(iii)	the addition of any form of financial assistance;

(iv)	any amendment to a financial assistance provision which is more favourable to Participants;

(v)	any addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction in the number of underlying securities from the Share Option Plan;

(vi)	the addition of deferred or restricted share unit or any other provision which results in Participants receiving securities while no cash consideration is received by the Corporation;

(vii)	any other amendments that may lead to significant or unreasonable dilution in the Corporation’s outstanding securities or may provide additional benefits to Participants, especially to Insiders, at the expense of the Corporation and its existing shareholders.

(b)	The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Plan that are not of the type contemplated in subparagraph (a) above, including, without limitation:
(i)	amendments of a grammatical, clerical or administrative nature;

(ii)	the addition of or a change to vesting provisions of a security or the Share Option Plan;

(iii)	a change to the termination provisions of a security or the Share Option Plan which does not entail an extension beyond the original expiry date (subject to subsection 2.2(b) hereof); and

(iv)	the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Share Option Plan reserve.
(c)	Notwithstanding the provisions of subparagraph (b) above, the Board shall additionally obtain requisite shareholder approval in respect of amendments to the Share Option Plan that are contemplated pursuant to subparagraph (b) above to the extent such approval is required by any applicable law or regulations.”
4.	the number of Common Shares issuable upon exercise of options granted under the Plan be increased by 2,978,595 from 8,955,357 to 11,933,952 common shares representing approximately 10% of the current issued and outstanding comment share of the Company;
5.	any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer be necessary or desirable to carry out the foregoing resolutions.
Additional Information
Additional information relating to our Company may be found on www.sedar.com. Additional financial information is provided our comparative financial statements and management’s discussion and analysis for the fiscal year ended December 31, 2006, which can be found at www.sedar.com. Shareholders may also request these documents from us by phone at (604) 689-0234 or by e-mail at patrick@perucopper.com.
Directors’ Approval
The contents of this management information circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS (signed) Gerald A. Wolfe President and Chief Executive Officer

Vancouver, British Columbia
March 30, 2007

Board approved: November 7, 2006
SCHEDULE “A”
PERU COPPER INC.
CHARTER OF THE BOARD OF DIRECTORS
I. GENERAL
The Board of Directors of Peru Copper Inc. (the “Company”) is responsible for the stewardship and the general supervision of the management of the business and for acting in the best interests of the Company and its shareholders. The Board will discharge its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. In addition, the Board may from time to time, appoint such additional committees as it deems necessary and appropriate in order to discharge its duties, each which committee shall have its own charter. The Board shall meet regularly, but not less than once each quarter, to review the business operations, corporate governance and financial results of the Company. Meetings of the Board of Directors will also include regular meetings (not less than once annually) of the independent members of the Board without management being present.
II. COMPOSITION
The Board of Directors shall be constituted at all times of a majority of independent directors, meaning (except in British Columbia) directors that have no direct or indirect material relationship with the Company, in accordance with National Policy 58-201 Corporate Governance Guidelines, as set out in Schedule “A” hereto. In British Columbia, a director is independent unless a reasonable person with knowledge of all relevant circumstances would conclude that the director is in fact not independent of management or of any significant shareholder. Directors must also be independent in accordance with the applicable requirements of the American Stock Exchange Company Guide, as set out in Schedule “B” hereto.
As the guidelines set out in Schedules “A” and “B” may be revised, updated or replaced from time to time, the Board shall ensure that such schedules get updated accordingly when required.
III. RESPONSIBILITIES
The Board of Directors’ mandate is the stewardship of the Company and its responsibilities include, without limitation to its general mandate, the following specific responsibilities:
●	The assignment to the various committees of directors the general responsibility for developing the Company’s approach to: (i) corporate governance and nomination of directors; (ii) financial reporting and internal controls; and (iii) compensation of officers and senior employees.

●	With the assistance of the Corporate Governance and Nominating Committee:
–	Reviewing the composition of the Board and ensuring it respects its independence criteria.

–	Satisfying itself as to the integrity of the Chief Executive Officer and other senior officers and that such officers create a culture of integrity throughout the organization.

–	The assessment, at least annually, of the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including, consideration of the appropriate size of the Board.

–	Ensuring that an appropriate review selection process for new nominees to the Board is in place.

–	Ensuring that an appropriate orientation and education program for new members of the Board is in place.

–	Approving and revising from time to time as circumstances warrant a corporate disclosure and communications policy to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and communities in which the business of the Company is conducted.
●	With the assistance of the Audit Committee:
–	Ensuring the integrity of the Company’s internal controls and management information systems.

–	Ensuring the Company’s ethical behaviour and compliance with laws and regulations, audit and accounting principles and the Company’s own governing documents.

–	Reviewing and approving significant operational and financial matters and the provision of direction to management on these matters.

–	Identifying the control risks over financial and non financial information in relation to disclosure documents of the Company and ensuring that appropriate internal controls are in place to manage these risks.

–	As required and agreed upon, providing assistance to shareholders concerning the integrity of the Company’s reported financial performance.

–	Selecting and appointing the independent auditors and determining appropriate compensation for the independent auditors.

–	Taking reasonable steps to ensure the implementation and integrity of the Company’s internal controls in relation to financial reporting.
●	Reviewing and discussing with management the processes utilized by management with respect to risk assessment and risk management, including identification by management of the principal business, political, and litigation risks of the Company and ensuring the implementation of controls and management information systems to manage these risks.

●	With the assistance of the Disclosure Committee, overseeing the Company’s continuous disclosure program with a view to satisfying itself that material information is disseminated in a timely fashion and that all relevant risk factors are disclosed in the appropriate public documents required by applicable law.

●	With the assistance of the Compensation Committee and the Chief Executive Officer, the approval of the compensation of the senior management team.

●	Succession planning including the selection, training, appointment, monitoring evaluation and, if necessary, the replacement of the senior management to ensure management succession.

●	The adoption of a strategic planning process, approval at least annually of a strategic plan that takes into account business opportunities and business risks identified by the Board and/or the Audit Committee and monitoring performance against such plans.

●	The review and approval of corporate objectives and goals applicable to the Company’s senior management.

●	Overseeing the Company’s implementation of systems to accommodate feedback from shareholders and establishing a process to permit shareholders to directly contact independent directors.

●	Enhancing congruence between shareholder expectations, Company plans and management performance.

●	Reviewing with senior management material transactions outside the ordinary course of business and such other major corporate matters which require Board approval including the payment of dividends, the issue, purchase and redemption of securities, acquisitions and dispositions of material assets and material capital expenditures and approving such decisions as they arise.

●	Performing such other functions as prescribed by law or assigned to the Board in the Company’s constating documents and by-laws.

●	With the assistance of the Environmental, Health and Safety Committee, develop and implement policies and management systems relating to environmental and health and safety issues.

SCHEDULE “A”
Independence Requirements under National Policy 58-201 Corporate Governance Guidelines
Pursuant to National Policy 58-201 Corporate Governance Guidelines, a “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgement.
For greater certainty, the following individuals are considered to have a material relationship with the Company:
(a)	an individual who is, or has been within the last three years, an employee or executive officer of the Company;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

(c)	an individual who:
(i)	is a partner of a firm that is the Company’s internal or external auditor;

(ii)	is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;
(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:
(i)	is a partner of a firm that is the Company’s internal or external auditor;

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;
(e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company’s current executive officers serve or served at the same time on the entity’s compensation committee; and

(f)	an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than Cdn.$75,000 per year in direct compensation from the Company during any 12 month period within the last three years.
Despite the foregoing, an individual will not be considered to have a material relationship with the Company solely because he or she had a relationship identified above if that relationship ended before March 30, 2004.

For the purposes of clauses (c) and (d) above, a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.
For the purposes of clause (f) above, direct compensation does not include:
(a)	remuneration for acting as a member of the board of directors or any board committee of the Company, and

(b)	the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.
Despite the foregoing, an individual will not be considered to have a material relationship with the Company solely because the individual or his or her immediate family member
(a)	has previously acted as an interim chief executive officer of the Company, or

(b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the Company on a part-time basis.
References above to the Company include a subsidiary entity of the Company and a parent of the Company.

SCHEDULE “B”
Independence Requirements under the
American Stock Exchange Company Guide
“Independent director” means a person other than an officer or employee of the Company or any parent or subsidiary. No director qualifies as independent unless the Board affirmatively determines that the director does not have a material relationship with the Company that would interfere with the exercise of independent judgment. The following is a non-exclusive list of persons who shall not be considered independent:
(a)	a director who is, or during the past three years was, employed by the company or by any parent or subsidiary of the Company, other than prior employment as an interim Chairman or CEO;

(b)	a director who accepts or has an immediate family member who accepts any payments from the Company or any parent or subsidiary of the Company in excess of US$60,000 during the current or any of the past three fiscal years, other than the following:
(1)	compensation for Board service,

(2)	payments arising solely from investments in the Company’s securities,

(3)	compensation paid to an immediate family member who is a non-executive employee of the Company or of a parent or subsidiary of the Company,

(4)	compensation received for former service as an interim Chairman or CEO,

(5)	benefits under a tax-qualified retirement plan,

(6)	non-discretionary compensation,

(7)	loans permitted under Section 13(k) of the Exchange Act,

(8)	loans from a financial institution provided that the loans (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the general public, (iii) did not involve more than a normal degree of risk or other unfavorable factors, and (iv) were not otherwise subject to the specific disclosure requirements of SEC Regulation S-K, Item 404, or

(9)	payments from a financial institution in connection with the deposit of funds or the financial institution acting in an agency capacity, provided such payments were (i) made in the ordinary course of business, (ii) made on substantially the same terms as those prevailing at the time for comparable transactions with the general public , and (iii) not otherwise subject to the disclosure requirements of SEC Regulation S-K, Item 404.

(c)	a director who is an immediate family member of an individual who is, or has been in any of the past three years, employed by the Company or any parent or subsidiary of the company as an executive officer;

(d)	a director who is, or has an immediate family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the Company received, payments (other than those arising solely from investments in the Company’s securities or payments under non-discretionary charitable contribution matching programs) that exceed 5% of the organization’s consolidated gross revenues for that year, or US$200,000, whichever is more, in any of the most recent three fiscal years;

(e)	a director of the Company who is, or has an immediate family member who is, employed as an executive officer of another entity where at any time during the most recent three fiscal years any of the Company’s executive officers serve on that entity’s compensation committee;

(f)	a director who is, or has an immediate family member who is, a current partner of the Company’s outside auditor, or was a partner or employee of the company’s outside auditor who worked on the Company’s audit at any time during any of the past three years.

Exhibit 2
PERU COPPER INC.
Notice of Annual and Special Meeting of Shareholders
NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of Shareholders of Peru Copper Inc. (the “Company”) will be held at the Pacific Room, Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, Canada on Friday, May 18, 2007 at 9:00 a.m. (Vancouver Time) for the following purposes:
1.	to receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2006, together with the report of the auditors thereon;

2.	to elect directors of the Company for the ensuing year;

3.	to appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

4.	to consider and, if thought appropriate, to pass a resolution, with or without variation, to amend the Company’s share option plan (the “Plan”) to provide for: (i) an amendment to the insider participation provisions of the Plan; (ii) an automatic extension of an option term where the term of that option would otherwise have expired during a trading blackout period imposed by the Company; (iii) an amendment to the provisions concerning amendments and modifications to the Plan; and (iv) an amendment to increase the maximum number of common shares issuable upon the exercise of stock options granted under the Plan; and

5.	to transact such other business as may properly come before the Meeting or any adjournment thereof.
The specific details of the foregoing matters to be put before the Meeting are set forth in the management proxy circular (the “Circular”) accompanying this notice.
This notice is accompanied by an annual report containing the financial statements of the Company, the Circular, a form of proxy and a supplemental mailing list return card.
Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it in the envelope provided for that purpose.
The Board of Directors of the Company has by resolution fixed the close of business on April 10, 2006 as the record date, being the date for the determination of the registered holders of common shares entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof.
Proxies to be used at the Meeting must be deposited with the Company, c/o the Company’s transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no later than 4:00 p.m. (Toronto time) on May 15, 2007, or no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date of any adjourned Meeting.
Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.
DATED at Vancouver, British Columbia this 30th day of March, 2007.

BY ORDER OF THE BOARD (Signed) Gerald A. Wolfe President and Chief Executive Officer

Exhibit 3
PERU COPPER INC. Computershare 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com http://www.computershare.com Security Class Holder Account Number Fold Form of Proxy — Annual and Special Meeting of Shareholders to be held on May 18,2007 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. This proxy should be signed in the exact manner as the name appears on the proxy. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.Fold The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 4:00 p.m. (Toronto time) on May 15,2007.

Appointment of Proxyholder I/We being holder(s) of the Company hereby appoint: J. David Lowell, CharimanPrint the name of the person you are of the Company, or failing this person, Gerald A. Wolfe, President and Chiefappointing if this person is someone Executive Officer of the Company,OR otner tnan the Management Nominees listed herein, as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting (the “Meeting”) of Shareholders of Peru Copper Inc. (the “Company”) to be held at the Pacific Room, Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, Canada on May 18,2007 at 9:00 a.m. (Vancouver Time) and at any adjournment thereof. VOTING RECOMMENDATIONS ARE INDICATED B HIGHLIGHTED TEXT OVER THE BOXES. 1. Election of Directors FOR Withhold FORWithholdFORWithhold 01. J. David Lowell 02. Gerald A. Wolfe 03. David E. De Witt 04. Catherine McLeod-Seltzer05. Carl L. Renzoni06. George F. Ireland 07. John P. Fairchild08. Thomas J. O’Neil09. Miguel Grau M. forWithhold 2. Appointment of Auditors To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration 3. ResolutionForAgainst To consider and, if thought appropriate, to pass a resolution, with or without variation, to amend the Company’s share option plan (the “Plan”) to provide for: (i) an amendment to the insider participation provisions of the Plan; (ii) an automatic extension of an option term where the term of that option would otherwise have expiredI II I during a trading blackout period imposed by the Company; (iii) an amendment to the provisions concerning amendments and modifications to the Plan; and (iv) an’-’’-’ amendment to increase the maximum number of common shares reserved for issuance upon the exercise of stock options granted under the Plan Authorized Signature(s) — This section must be completed signature(s)Date for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We herebyrevoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. Interim Financial Statements Annual Report Mark this box if you would like to receive interim financial statements and accompanyingMark this box if you would NOT like to receive the Annual Management’s Discussion and Analysis by mail.Report Containing the Annual Financial Statements and Related MD & A by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist http://www.computershare.com/mailinglist. H024420AR2P PWQ +

Exhibit 4

PERU COPPER INC.+
Interim Financial Statements Annual Report Mark this box if you would like to I Mark this box if you would like to receive Interim Financial Statements receive the Annual Rep ort and related MD& A by mail.containing the Annual Financial Statements and related MD&A by mail. Rather than receiving financial statements by mail, you may choose to access them at www.sedar.com http://www.sedar.com, or by registering online at www.computershare.com/mailinglist http://www.computershare.com/mailinglist. If you would like to receive either interim financial statements and/or the annual report, please make your selection above. Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare’s Privacy Code online or by requesting that we mail you a copy. Name Apt.Street NumberStreet Name
H PPWQ9 N IT E+ PPWQ,BEN_IA_NPE.E.2138.PULL/00000l/0O0001fi 9NITE03

OENNPP Computershare 100 University Ave. 9th Floor Toronto ON M5J 2Y1 Place Stamp Here